Mail Stop 4561

December 11, 2007

Mr. Tay Chong Weng
President
Greater Asia Realty Holdings, Ltd.
M-3-19 Plaza Damas
Sri Hartamas, 50480
Kuala Lumpur, Malaysia

> **Re:** **Greater Asia Realty Holdings, Ltd.**
> **Registration Statement on Form SB-2**
> **Filed on December 3, 2007**
> **File No. 333-147768**

Mr. Weng:

We have conducted a limited review of your filing and have the following comment. Where indicated, we think you should revise your legality opinion in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1.   We note that the most recent audited balance sheet included in your filing is dated May 31, 2007. Pursuant to Item 3-01(a) of Regulation S-X, if a registrant has been in existence for less than one fiscal year, the registrant must file an audited balance sheet as of a date within 135 of the date of filing the registration statement. Please revise to include an updated audited balance sheet meeting these criteria.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3498 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant